SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

Independent Auditors Substitution

TIM Participações S.A. (“Company”), pursuant to the provided for in the §1st of the Section 28 of the CVM Instruction No. 308/99, hereby informs the market in general, in light of the last Board of Directors’ Meeting of the Company, held in February 23rd 2010, it was approved the change of the Independent Auditors for the period of 2010-2014, now engaging PriceWaterhouseCoopers Auditores Independentes, CNPJ nº. 61.562.112/0002 -01, instead of ERNST & YOUNG Auditores Independentes S.S., CNPJ nº. 61.366.936/0001 -25. Such substitution is aligned with Section 31 of the CVM Instruction No. 308/99, in which the Company beholds the rotation of Independent Auditors.

Rio de Janeiro (RJ), February 26th, 2010.

TIM Participações S.A.
Cláudio Zezza
Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 26, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.